March 26, 2007

Mark P. Shuman
Legal Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jay Ingram

Re:	ICrystal, Inc.
Preliminary Information Statement on Schedule 14C
File No. 0-29417
Date Filed: March 5, 2007

Dear Mr. Shuman:
This is in response to the Staff’s letter of comment dated March 9, 2007, relating to the captioned filing of ICrystal, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:
Comment No. 1, Second Sentence
The Company’s prior delinquencies in filing its period reports were due to a lack of capital. The Company’s current management has advised that it does not foresee that it will be delinquent in its reporting obligations in the future. The Company’s expected consummation of the reorganization agreement with ALL Energy Company is the basis for management’s statements, as ALL Energy’s financial condition (approximately $650,000 in cash and 150 acres of land owned free and clear - paid for with cash of approximately $945,000) appears to be adequate to support the costs of the Company’s periodic reporting requirements.

Comment No. 1, Third Sentence
Please be advised that all delinquent reports of the Company have been filed with the Commission. In addition, the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, is expected to be filed tomorrow, the 27th or Wednesday, the 28th. The Company awaits only the independent auditor’s final sign-off on this disclosure document. Due these circumstances, the Information Statement assumes the filing of this report prior to the Information Statement’s being mailed to shareholders.

Comment No. 2, Fourth Sentence
The information required to be provided by Rule 14f-1 of the Exchange Act was not provided through an omission of counsel to the Company. The information required by Schedule 14f-1 has been added to the forepart of the Information Statement.

Comment No. 2, Fifth Sentence
Since taking office January 22, 2007, the Company’s current board of directors have taken the following material actions:
January 22, 2007	Dean Sukowatey was elected President and Secretary and Brian K. Gibson was elected Treasurer.
January 25, 2007
Authorized the Plan and Agreement of Reorganization with ALL Energy Company. Authorized the Company’s entering into a consulting agreement with David Loflin, which has not yet been executed. Under the proposed agreement with Mr. Loflin, the Company would issue 200,000 shares of its common stock, in consideration of Mr. Loflin’s providing consulting services to the Company with respect to the day-to-day operations of a publicly-held company.

February 14, 2007	Authorized a change of the Company’s independent auditor from Mark Bailey & Company, Ltd. to Farmer, Fuqua & Huff, P.C.
March 1, 2007	Authorized a change of the Company’s corporate name to “ALL Fuels & Energy Company” and authorized the Company’s officers to take such actions as are necessary to effect the authorized name change.
March 12-23, 2007
Reviewed and, where appropriate, signed previously delinquent periodic reports prior to their filing on March 22 and 23, 2007. Specifically, these persons reviewed the following: Annual Report on Form 10-KSB for the year ended December 31, 2004; Quarterly Report on Form 10-QSB/A for the period ended March 31, 2005; Quarterly Report on Form 10-QSB for the period ended June 30, 2005; Quarterly Report on Form 10-QSB for the period ended September 30, 2005; Annual Report on Form 10-KSB for the year ended December 31, 2005; Quarterly Report on Form 10-QSB for the period ended March 31, 2006; Quarterly Report on Form 10-QSB for the period ended June 30, 2006; and Quarterly Report on Form 10-QSB for the period ended September 30, 2006.

March 23-26, 2007	Review Annual Report on Form 10-KSB for the year ended December 31, 2006.
Comment No. 2, Fifth Sentence
Please be advised that the information described above has been added to the Preliminary Information Statement on Schedule 14C.
Comment No. 3, First and Second Sentences
Please be advised that the requested additions to disclosure have been made.
Comment No. 3, Third through Fifth Sentences
Please be advised that the requested additions to disclosure have been made.
Comment No. 4
Please be advised that appropriate revisions to disclosure have been made to the section identified by the Staff, all of which assumes the filing of the Annual Report on Form 10-KSB for the year ended December 31, 2006, prior to the mailing of the Information Statement to shareholders.

Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.

Sincerely,
NEWLAN & NEWLAN

By: /s/ ERIC NEWLAN
Eric Newlan

cc: ICrystal, Inc.